Arrestage International, Inc.

20343 N. Hayden Road, STE 101/193

Scottsdale, AZ 85255

June 27, 2018

Ms. Asia Timmons-Pierce

Assistant Director

Securities and Exchange Commission

Div. of Corporate Finance

Mail Stop 4631

Washington, DC 20549

Re:	Arrestage International, Inc.

Amendment No. 6 to Registration Statement on Form S-1

Reply to Comments issued by the SEC on June 21, 2018

Dear Ladies and Gentlemen:

Below you will find the replies to your comments, including a narrative of the changes we made to the S-1 based on those comments. We have attempted to explain our revisions to the best of our abilities and have placed our responses directly under the comments you sent. If you need further clarification, or require more changes, feel free to contact me at any time.

General

1.	We note that this offering appears to be a best-efforts offering. We note that your disclosures continue to reference to the participation of underwriters in your offering. For example,

●	Footnote 1 to your fee table references underwriters option to cover over-allotments;

The reference to cover over-allotments has been removed from Footnote 1

●	Table on cover page detailing underwriting discounts and commissions;

The table on the cover page has been modified to reflect a best-efforts offering.

●	Underwriters option referenced on pages 39 and 81; and

On pages 39 and 81 we removed all mention of potential over-allotment purchases.

●	Underwriting Section on page 91.

We have modified the section regarding discount and commissions to illustrate it is a best efforts offering.

This is a best-efforts offering. Thereby, the fees that are paid to underwriters are paid at a fixed rate. The language used in the document had mistakenly suggested that those ‘fixed fees’ are instead commissions and our discounts. All of the reference to anything but a best efforts offering have been modified.

Capitalization, page 35

2. This offering appears to be a best-efforts, no minimum offering. Therefore, please revise your capitalization table so that it does not reflect the receipt or application of proceeds from this offering. Further, please update your capitalization table to reflect the most recent interim period for which you have included financial statements in this filing.

In response to comment number 6 we have revised the capitalization table so that it does not reflect receipt of proceeds from this offering and includes data as of March 31, 2018, the most recent interim period.

Dilution, page 36

3. Please update your dilution information to reflect the most recent interim period for which you have included financial statements in this filing.

In response to comment number 3 we have included information for the most recent interim period, March 31, 2018, and the tables have been revised accordingly.

Plan of Distribution, page 41

4. We note your reference to Rule 103 of Regulation M. It is unclear how Rule 103 would be applicable to this offering. Please delete or advise.

We viewed passive market making as sharing information regarding the basic direction of the Company. It is not necessary to utilize this Rule 103 to accomplish those goals, therefore we removed all reference to Rule 103 of Regulation M.

Report of Independent Registered Public Accounting Firm, page F-3

5. Please explain why your auditor revised the date of their audit report for the period ended December 31, 2016.

When filing the S-1A in June of 2018, the report included was inadvertently changed. The correct Audit Report date is December 12, 2017. The report has been revised to include the correct date.

Exhibit 5.1

6. We note your response to comment 12 and reissue our comment. We note that you are registering 2,000,000 shares of common stock. Counsel’s opinion continues to state that you are registering 30,000,000 shares of common stock. Please have counsel revise the legal opinion accordingly.

In response to comment number 6, counsel has changed her opinion to reflect 2,000,000 shares of common stock are being registered, and 30,000,000 shares of common stock are authorized.

7. We note your response to comment 13 and reissue our comment. Counsel’s opinion continues to reference selling stockholders. However, there are no selling stockholders participating in this offering. Please have counsel revise the legal opinion accordingly.

In response to comment number 7, counsel has revised her opinion to reflect that there are no selling stockholders as a component of this offering.

Exhibits 23.1 and 23.2

8. Please amend your filing to include consents from your auditor that are updated to reference the appropriate filing and audit report dates.

In response to comment number 8, we have included the consents from our auditors with the appropriate filing and audit report dates.